UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, CA 94404

Telephone: (650) 209-4055

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On March 28, 2024, Apollomics Inc. issued a press release titled “Apollomics Highlights Clinical Progress and Reports Full Year 2023 Financial Results.” A copy of this press release is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release titled “Apollomics Highlights Clinical Progress and Reports Full Year 2023 Financial Results” (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apollomics Inc.
Date: March 28, 2024	By:	/s/ Guo-Liang Yu
		Name	Guo-Liang Yu, Ph.D.
		Title:	Chief Executive Officer